VIA EDGAR SUBMISSION

date:	February 14, 2024

to:	Joseph Cascarano Robert Littlepage Austin Pattan Jeffrey Kauten

from:	Brandon J. Bortner Telephone Number: 1(202) 551-1840 brandonbortner@paulhastings.com

subject:	Digital World Acquisition Corp. Amendment No. 4 to Registration Statement on Form S-4
Office of Technology Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Digital World Acquisition Corp.

Amendment No. 4 to Registration Statement on Form S-4

Filed February 12, 2024

File No. 333-264965

Dear Messrs. Cascarano, Littlepage, Pattan, and Kauten:

On behalf of Digital World Acquisition Corp., a Delaware corporation (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 13, 2024, regarding the Company’s Amendment No. 4 to Registration Statement on Form S-4 filed with the Commission on February 12, 2024 (the “Amendment No. 4”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing Amendment No. 5 to the Company’s Registration Statement on Form S-4 with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Amendment No. 4 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information

Note 3. Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Balance Sheet as of September 30, 2023, page 153

1.	Please disclose in footnotes (L) and (M) the terms of the convertible notes and warrants including the conversion features. Also, give effect to the cost of these borrowings in your

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

February 14, 2024

pro forma statements of operations including any interest, beneficial conversion features, and any costs incurred in the settlement of the terminated PIPE Investment.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has disclosed in footnotes (L) and (M) the terms of the convertible notes and warrants, including the conversion features. In addition, the Company has revised its pro forma disclosure to give effect to the cost of these borrowings, including any interest and beneficial conversion features. The Company respectfully advises the Staff that there were no determinable additional costs incurred in settlement of the terminated PIPE. Please see pages 148, 149, 150, 151, 154, 155 of the Amended Registration Statement.

2.

We note on pages 194-195 TMTG will issue TMTG Convertible Notes with an aggregate principal amount up to $65,000,000 and Digital World will issue convertible notes up to an aggregate principal amount of $65,000,000. Give pro forma effect to the issuance of these notes and fully disclose the terms and features in a supporting footnote or advise us.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the unaudited pro forma condensed combined balance sheet have been updated to reflect the full issuance of up to $65,000,000 in TMTG Convertible Notes and up to $65,000,000 in Digital World Convertible Notes. The Company respectfully advises the Staff that it has also revised the table and corresponding footnotes beginning on page 154 of the Amended Registration Statement to better identify the debt/equity instruments, and describe the pro forma effect of the issuances, including terms and features of such instruments in the related footnotes.

Trump Media & Technology Group Corp. Financial Statements

Consolidated Statement of Operations, page FF-21

3.	Please remove the amount of reported gross profit for the twelve month period ended December 31, 2021.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the inclusion of gross profit was a scrivener error and it has removed the amount of reported gross profit for the twelve month period ended December 31, 2021 on page FF-21.

Note 2. Restatement of Previously Issued Financial Statements, page FF-24

4.

We note that your audited financial statements were restated. Please tell us whether a material weakness was identified in your internal controls over financial reporting in connection with the financial statements for the fiscal years ended December 31, 2022, and 2021. If so, revise your disclosures on page 278, and include a risk factor describing any material weaknesses, the resulting restatement, and any associated remediation procedures and the related time frame.

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

February 14, 2024

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that TMTG’s management did identify a material weakness in internal controls over financial reporting in connection with the referenced restatement. The Company has revised the referenced disclosure as well as included a related risk factor. Please see pages 52, 120, 121 and 281 of the Amended Registration Statement.

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If you have any questions regarding this submission, please contact Brandon Bortner at 202-551-1840 or Gil Savir at 770-878-2696

Thank you for your time and attention.

Sincerely,

/s/ Brandon J. Bortner

Brandon J. Bortner

of PAUL HASTINGS LLP